UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hyzon Motors Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44951Y102

(CUSIP Number)

Zhijun “George” Gu

c/o Horizon Fuel Cell Technologies Pte. Ltd.

48 Toh Guan Road East

#05-124 Enterprise Hub

608586 Singapore

(630) 457-8618

(Name, address and telephone number of person

authorized to receive notices and communications)

Copies to:

Eric M. Hellige, Esq.
c/o Pryor Cashman LLP
7 Times Square, 40th Floor
New York, NY 10036
Tel: (212) 326-0846

December 20, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Horizon Fuel Cell Technologies Pte. Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,077,548 Shares (2) (3)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 99,077,548 (2) (3)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,077,548 Shares (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (4)
14	TYPE OF REPORTING PERSON OO (5)

(1)	Hymas Pte. Ltd. (“Hymas”) is the record holder of 40,046,967 of the shares of Class A Common Stock, par value $0.0001 per share (“Shares”), of Hyzon Motors Inc. (the “Company”) reported herein. Hymas is 75.83% owned indirectly by Horizon Fuel Cell Technologies Pte. Ltd. (“Horizon”), through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”), and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of 61.86% of the voting securities of JS Horizon, JS Horizon’s ownership of 100% of the voting securities of HFCT HK, and HFCT HK’s ownership of 100% of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Such powers are vested in the Board of Directors of Horizon, which on December 20, 2023, delegated all decision making authority as to the voting and disposition of 2,450,000 Shares to one of its directors. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

(2)	Includes 99,077,548 Shares of the Company, but does not include 17,956,042 Earnout Shares (as such term is defined in that certain Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021 (the “Business Combination Agreement”), by and among the Company, DCRB Merger Sub Inc., a wholly owned subsidiary of the Company, and Hyzon Motors USA Inc.) that are issuable to each person eligible to receive such Earnout Shares pursuant to the Business Combination Agreement (assuming no forfeiture by other Eligible Company Equityholders (as such term is defined in the Business Combination Agreement) of unexercised Company Options (as such term is defined in the Business Combination Agreement) or unvested Company RSUs (as such term is defined in the Business Combination Agreement) was finally determined). Pursuant to the Business Combination Agreement, (i) 38.71% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $18.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $18.00; (ii) 38.71% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported share price of the Shares for at least 20 of any 30 consecutive trading days is at least $20.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $20.00; and (iii) 22.58% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $35.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $35.00.

(3)	Includes (i) 24,205,407 Shares underlying call options agreements with certain securityholders of Horizon pursuant to which such securityholders have the right to purchase Shares from Horizon and (ii) 34,825,174 Shares underlying T-Shares (as defined in Item 6) owned by certain securityholders of Horizon, all of which were sold pursuant to the Restructuring (as defined in Item 6).

(4)	Based on 245,002,825 Shares issued and outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on November 14, 2023.

(5)	A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Hymas Pte. Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,046,967 Shares (2)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 40,046,967 (2)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,046,967 Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (3)
14	TYPE OF REPORTING PERSON OO (4)

(1)	See footnote (1) to the table describing Horizon’s beneficial ownership above.

(2)	See footnote (2) to the table describing Horizon’s beneficial ownership above.

(3)	Based on 245,002,825 Shares issued and outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on November 14, 2023.

(4)	A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Zhijun “George” Gu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,247,654 Shares (1)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 21,247,654 Shares (1)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,247,654 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 1,866,109 Shares, (ii) 5,537,500 Shares issuable upon the exercise of vested employee stock options granted under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”) on November 12, 2020, and (iii) 13,844,045 Shares underlying T-Shares (as defined in Item 6) acquired by Mr. Gu in the Restructuring. Employee stock options to purchase an additional 5,537,500 Shares, as previously reported by the Reporting Person, failed to vest and were terminated as of August 24, 2023 upon Mr. Gu’s resignation from the Board of Directors of Hyzon. Of the securities reported herein, 1,866,109 Shares are owned directly by Catalyst GZJ Holdings Limited, a British Virgin Islands business company (“Catalyst”). As the sole shareholder of Catalyst, Mr. Gu may be deemed to beneficially own the securities of the Issuer held by Catalyst. Mr. Gu disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

(2)	Based on 245,002,825 Shares issued and outstanding as of October 31, 2023 as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on November 14, 2023, plus 5,537,500 shares issuable upon the exercise of vested employee stock options granted to Mr. Gu under the Plan.

EXPLANATORY NOTE

The Reporting Persons (as defined in Item 2) are filing this Fourth Amendment (as defined in Item 1) for the sole purpose of (i) correcting reporting errors from the Third Amendment (as defined in Item 1) regarding the Reporting Persons’ beneficial ownership of the Company’s securities and (ii) filing an amended joint filing agreement due to the exit of a reporting person, as reported in the Third Amendment.

ITEM 1. Security and Issuer.

This fourth amendment (the “Fourth Amendment”) to the original Schedule 13D, which was filed on September 21, 2021 (the “Original Schedule 13D”) and amended on January 11, 2023 (the “First Amendment”), on March 30, 2023 (the “Second Amendment”), and on December 22, 2023 (the “Third Amendment”), relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”) of Hyzon Motors Inc. (the “Company”). The Company’s principal executive office is located at 475 Quaker Meeting House Road, Honeoye Falls, New York 14472.

ITEM 2. Identity and Background.

(a) This Fourth Amendment is filed jointly by Horizon Fuel Cell Technologies Pte. Ltd., a company incorporated under the laws of the Republic of Singapore, Hymas Pte. Ltd., a company incorporated under the laws of the Republic of Singapore, and Mr. Zhijun “George” Gu. Horizon, which indirectly owns 75.83% of Hymas through its subsidiaries, may be deemed to beneficially own the securities of the Company held directly by Hymas. Horizon, Hymas and Mr. Gu (collectively, the “Reporting Persons”) disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein. The amended joint filing agreement of the Reporting Persons is attached as Exhibit 7.

(b) The address for Horizon is 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

The address for Hymas is c/o Horizon Fuel Cell Technologies Pte. Ltd., 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore

The address for Mr. Gu is c/o Horizon Fuel Cell Technologies Pte. Ltd., 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

(c) Mr. Gu is the Chairman of Horizon.

(d)-(e) During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gu is a citizen of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons originally received the Shares reported in the Original Schedule 13D as result of the transactions described in the Business Combination Agreement. Except for certain nominal consideration paid by certain Reporting Persons in connection with the Restructuring (as disclosed in Item 6), the Reporting Persons have not paid any funds or other consideration to acquire the securities reported herein.

ITEM 4. Purpose of Transaction.

As reported in the Third Amendment, Horizon underwent the Restructuring (as defined in Item 6) pursuant to which (A) Hymas sold, issued or otherwise distributed Shares, and options to purchase Shares to certain of its affiliates and security holders of its affiliates, including Horizon, and (B) Horizon sold, issued or otherwise distributed options to purchase Shares and T-Shares (as defined in Item 6) to certain of its security holders.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Gu qualifies, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

The percentages used in this filing are calculated based on the number of outstanding Shares, 245,002,825, reported as of October 31, 2023, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus, in the case of Mr. Gu’s beneficial ownership calculation, the 5,537,500 Shares issuable upon the exercise of vested employee stock options granted to Mr. Gu under the Plan.

Horizon

(a)	Aggregate number of shares beneficially owned: 99,077,548

Percentage: 40.4%

(b)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 99,077,548

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 99,077,548

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in this Fourth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

Hymas

(a)	Aggregate number of shares beneficially owned:

Percentage: 16.3%

(b)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 40,046,967

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 40,046,967

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in this Fourth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

Zhijun “George” Gu

(a)	Aggregate number of shares beneficially owned:

Percentage: 8.5%

(b)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 21,247,654

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 21,247,654

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in this Fourth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 9, 2021, the Company entered into an employment agreement with Mr. Gu with respect to Mr. Gu’s service as Executive Chairman of Hyzon. The employment agreement provided Mr. Gu with an annual base salary of $475,000. Mr. Gu was also eligible to receive an annual cash bonus with an annual target of up to 70% of his base salary. In addition, Mr. Gu received grants of stock options under the Hyzon Motors Inc. 2021 Stock Incentive Plan (the “2021 Plan”) and was entitled to participate in the Company’s employee health/welfare and retirement benefit plans and programs as were made available to senior-level executives or employees generally.

On November 10, 2022, the Company entered into a Letter Agreement with Mr. Gu with respect to Mr. Gu’s transition from his role as Executive Chairman of the Company to his role as Chairman of the Board. Under the Letter Agreement, Mr. Gu’s employment agreement was terminated and the Company agreed to provide Mr. Gu with the following payments and benefits that were provided under his employment agreement: (i) a lump sum payment of $475,000, less applicable withholdings, within 30 days of the effectiveness of a general release and waiver of claims by Mr. Gu to the Company, and (ii) continued medical benefits (as defined in the employment agreement) for up to 12 months. The Letter Agreement contained a general release and waiver of claims, subject to customary exceptions.

On November 10, 2022, the Company and Mr. Gu entered into a Board of Directors and Strategic Advisory Agreement (the “Advisory Agreement”) covering Mr. Gu's services as Chairman of the Board. Under the Advisory Agreement, Mr. Gu, at the request of the Company, performed various technical advisory services. The Advisory Agreement was terminated on August 24, 2023 upon Mr. Gu’s resignation as Chairman of the Board.

On December 20, 2023, Horizon completed a restructuring (the “Restructuring”) pursuant to which:

(i)	Hymas sold 88,151,483 Shares (the “Affiliate Sale Shares”) to Horizon;
(ii)	Hymas granted call options (“Hymas Call Options”) to purchase an aggregate of 233,826 Shares to (x) certain shareholders and option holders of JS Horizon and (y) certain security holders of Horizon, with such options having a ten-year term and an exercise price of $0.001 per Share;
(iii)	Hymas sold an aggregate of 23,691,402 Shares to (x) certain shareholders and option holders of JS Horizon and (y) certain security holders of Horizon;
(iv)	Horizon granted call options (“HFTC Call Options”) to purchase an aggregate of 53,305,871 Shares to certain securityholders of Horizon), with such options having a ten-year term and an exercise price of $0.001 per Share, of which options to purchase 29,100,464 Shares were immediately exercised; and
(v)	Horizon sold 34,825,174 T-Shares (as defined below) to certain securityholders of Horizon, including Mr. Gu.

The purchase price for the T-Shares and for the Shares in each of the above transactions, as applicable, was $0.001 per Share. The exercise price for each of the HFTC Options and Hymas Options is $0.001.

In connection with the Restructuring, Horizon created a new class of tracking stock that is intended to track the financial performance of the Shares (“T-Shares”). The terms of the T-Shares provide that they are exchangeable for Shares during the Exercise Windows (as defined in Horizon’s amended and restated constitution (the “HFTC Constitution”)) at the election of the holder based on an exchange ratio of one T-Share for one Share. Upon a qualified IPO (as defined in the HFTC Constitution), the T-Shares will be automatically exchanged for Shares, subject to adjustments for, among other things, stock splits and stock combinations. Holders of T-Shares have no voting or disposition rights in the Shares underlying their respective T-Shares. Horizon remains the record holder and the beneficial owner of the 34,825,174 Shares underlying the T-Shares.

The form of option agreement setting forth the terms of the Hymas Call Options is attached as Exhibit 2 to the Third Amendment. The form of option agreement setting forth the terms of the HFTC Call Options is attached as Exhibit 3 to the Third Amendment. The form of the stock sale agreement setting forth the terms of the purchase of Shares from Hymas by Horizon is attached as Exhibit 4 to the Third Amendment. The form of the stock sale agreement setting forth the terms of the purchase of Shares from Hymas by various purchasers is attached as Exhibit 5 to the Third Amendment. The subscription agreement setting forth the terms of the purchase of T-Shares from Horizon by certain option holders and warrant holders of Horizon is attached as Exhibit 6 to the Third Amendment.

Except as set forth in this Third Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated December, 22, 2023, filed with the Third Amendment.
2	Form of Option Agreement for the Hymas Call Options, filed with the Third Amendment.
3	Form of Option Agreement for the HFTC Call Options, filed with the Third Amendment.
4	Form of Stock Sale Agreement by and between Hymas and Horizon, filed with the Third Amendment.
5	Form of Stock Sale Agreement for Option Holders, filed with the Third Amendment.
6	Form of Subscription Agreement, filed with the Third Amendment.
7	Amended Joint Filing Agreement, dated January 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horizon Fuel Cell Technologies Pte. Ltd.

Dated: January 8, 2024	By:	/s/ Chi Zhang
	Name:	Chi Zhang
	Title:	Chief Executive Officer

Hymas Pte. Ltd.

Dated: January 8, 2024	By:	/s/ Theodore H. Swindells
	Name:	Theodore H. Swindells
	Title:	Director

Zhijun Gu

Dated: January 8, 2024	By:	/s/ Zhijun Gu